(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

February 11, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Select Portfolios (the trust):
Environment and Alternative Energy Portfolio (f/k/a Environmental Portfolio) Consumer Finance Portfolio (f/k/a Home Finance Portfolio)
File Nos. (002-69972) and (811-03114)
Post-Effective Amendment No. 92

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 92 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated February 1, 2011, is maintained at the offices of the trust.

This filing includes the Prospectuses and Statement of Additional Information for Environment and Alternative Energy Portfolio (f/k/a Environmental Portfolio) and Consumer Finance Portfolio (f/k/a Home Finance Portfolio). The funds' Prospectuses and SAI, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 91. The funds may be marketed through banks, savings and loan associations, or credit unions.

This filing also incorporates changes that were presented to shareholders at a meeting held on June 15, 2010 for Environment and Alternative Energy Portfolio (f/k/a Environmental Portfolio) and at a meeting held on November 16, 2010 for Consumer Finance Portfolio (f/k/a Home Finance Portfolio). Principal changes include an investment policy change and a name test policy change.

This filing also serves to update the standard disclosure and implement editorial changes

Pursuant to Rule 485(a), the trust elects an effective date of April 29, 2011. We request your comments by March 14, 2011.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group